

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2006

Mr. David J. Frear
Chief Financial Officer
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

      RE: **Sirius Satellite Radio Inc.**
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 13, 2006
               File No. 000-24710

Dear Mr. Frear:

       We have reviewed your supplemental response letter dated June 29, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Metrics, page 27

1. We note your response to prior comment 2. Please revise your proposed disclosure to provide more details as to the manner in which management uses adjusted loss from operations, if at all, to conduct or evaluate your business. For example, is this measure an integral part of your internal management reporting and planning process? Is it the primary measure used by you to evaluate the operating performance of our consolidated operations? Do you use the measure for planning purposes, in the budgeting process or in presentations to your board of directors? Do you use this measure as a method of comparing your performance to that of your competitors? Do any of your debt arrangements require you to maintain certain financial ratios that specifically relate to this measure? Revise your presentation as appropriate.

2. With respect to prior comment 2, please revise to provide more robust disclosure as to why it is appropriate to exclude these recurring charges. Specifically, since capital items are necessary to enable you to generate revenues, and since you operate in a capital-intensive business, you should discuss in detail how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Similarly, since you have issued stock to third parties and employees as payment for services, it is unclear how a measure of operating performance can exclude expenses that continue to recur and appear to be an integral part of your business model.

3. Please revise the second paragraph of your proposed disclosure to specifically state that there are material limitations associated with the use of your measure, "loss from operations," since it excludes a number of significant items, including depreciation, equity granted to third parties and employees, interest income and interest expense, among others, that directly effect your net loss.

4. We note your response to prior comment 3. In future filings, please revise to reconcile your adjusted loss from operations to net loss.

5. We refer to your response to prior comment 5. Provide us with your calculations of SAC per gross subscriber addition for each of the three years ended December 31, 2005. Also, please:

   - Tell us why your proposed disclosure includes an adjustment to deduct equity granted to third parties and employees. It does not appear that this equity expense is included in your subscriber acquisition costs as currently presented in your consolidated statements of operations on page F-4.
   - Tell us why your measure does not include your sales and marketing expense as presented on page F-4. It would appear that such expenses are directly attributable to your actual costs to acquire a new subscriber. In your response, please provide us with details of the costs included in sales and marketing expense.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director